EXHIBIT 4.2

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of the common stock and preferred stock of TOMI Environmental Solutions, Inc. (the “Company”) is not complete and is qualified in its entirety by reference to the Company’s amended and restated articles of incorporation and amended bylaws, which are attached as Exhibits 3.2, 3.3, 3.4 and 3.5, respectively, to this Annual Report on Form 10-K of which this exhibit is a part and are incorporated herein by reference.

Authorized Capital Stock

We are currently authorized to issue 250,000,000 shares of common stock, par value $0.01 per share, 1,000,000 shares of convertible $0.01 preferred A stock, par value $0.01 per share, and 4,000 shares of Series B preferred stock, with a stated value of $1,000 per share. As of February 25, 2022, we had approximately 16,811,513 shares of common stock outstanding, held by approximately 194 shareholders of record, although we believe there were approximately 5,350 beneficial owners of our common stock, and 63,750 shares of series A preferred stock outstanding held by one shareholder, and no shares of the series B preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of our shareholders. We have not provided for cumulative voting for the election of directors in our amended and restated articles of incorporation or amended bylaws. The holders of our common stock are entitled to receive ratably the dividends out of funds legally available if our board of directors, or Board, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board may determine. The common stock is not entitled to redemption rights, preemptive rights, conversion rights, and it is not subject to any sinking fund provisions. The outstanding shares of common stock are fully paid and non-assessable. The outstanding shares of common stock are not liable to further call or to assessment by us. If we become subject to a liquidation event, dissolution or winding-up, the assets legally available for distribution to our shareholders would be distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock. The rights, powers, preferences and privileges of holders of common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of the preferred stock and any series of preferred stock which may be designated and issued in the future. No shareholders hold any registration rights.

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Preferred Stock

The rights, preferences and privileges of preferred stock could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, the number of shares constituting any class or series and the designation of the class or series. Terms selected by our Board of Directors in the future could decrease the amount of earnings and assets available for distribution to holders of shares of common stock or adversely affect the rights and powers, including voting rights, of the holders of shares of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of the convertible $0.1 preferred A stock and Series B Preferred Stock or any other preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock.

Series A Preferred Stock

We are authorized to issue 1,000,000 shares of convertible $0.01 preferred A stock, par value $0.01 per share, of which 63,750 shares were outstanding as of February 25, 2022. Holders of Series A Preferred Stock are not entitled to receive dividends. Each share of Series A Preferred Stock is convertible into one share of common stock.

Series B Preferred Stock

We are authorized to issue 4,000 shares of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible into 200 shares of common stock and have a stated value per share of $1,000. The Series B Preferred Stock shall carry a cumulative dividend of 7.5% per annum and shall be senior in liquidation preference to the common stock and equal in liquidation preference to all other authorized class of preferred stock. The dividend is payable in-kind, at the election of the Company.

Dividend Policy

Our Board has never declared or paid any cash dividends, and our Board does not currently intend to pay any cash dividends for the foreseeable future. Our Board expects to retain future earnings, if any, to fund the development and growth of the Company’s business. Any future determination to pay dividends will be at the discretion of our Board and will depend upon, among other factors, the Company’s financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our Board may deem relevant.

Anti-Takeover Provisions of the Company’s Organizing Documents

Our amended and restated articles of incorporation and our amended bylaws include a number of provisions that could deter takeovers or delay or prevent changes in control, as well as changes in our Board or management team, including the following:

Authorized but Unissued Shares. The authorized but unissued shares of the common stock and preferred stock will be available for future issuance without shareholder approval, subject to applicable law and the rules of The Nasdaq Stock Market LLC. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock or preferred stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

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No Cumulative Voting. Our shareholders do not have the right to cumulate votes in the election of directors of our Board, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors of our Board to elect all of the directors standing for election, if they should so choose.

Shareholder Action; Special Meeting of Shareholders. Special meetings of our shareholders may be called only by a majority of our Board, thus prohibiting a shareholder from calling a special meeting, except that, pursuant to the Florida Business Corporation Act, or FBCA, § 607.072, shareholders holding 10% or more of the votes entitled to be cast may call a special meeting. These limitation might delay the ability of the Company’s shareholders to force consideration of a proposal.

Each of the foregoing provisions may make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Since our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Anti-Takeover Provisions under Florida Law

We are governed by two provisions of the FBCA, which may deter or frustrate takeovers of Florida corporations.

The Florida Control Share Act (FBCA § 607.0902) generally provides that shares acquired in excess of certain specified thresholds, without first obtaining the approval of our Board, will not possess any voting rights unless such voting rights are approved by a majority of our disinterested shareholders.

The Florida Affiliated Transactions Act (FBCA § 607.0901) requires that, subject to certain exceptions, any affiliated transaction with a shareholder that owns more than 15% of the voting shares of the corporation, referred to as an “interested shareholder,” receive the approval of either the corporation’s disinterested directors or a supermajority vote of disinterested shareholders, or, absent either such approval, that a statutory “fair price” be paid to the shareholders in the transaction. The shareholder vote requirement is in addition to any shareholder vote required under any other section of the FBCA or our amended and restated articles of incorporation.

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Limitation of Liability and Indemnification

Florida law also authorizes us to indemnify directors, officers, employees and agents under certain circumstances and to limit the personal liability of corporate directors for monetary damages, except that we may not indemnify a director or officer or advance expenses to a director or officer if a judgment or other final adjudication establishes that his or her actions were material to the cause of action so adjudicated and constitute: (a) willful or intentional misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder, (b) a transaction in which the director or officer derived an improper personal benefit, (c) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, or (d) in the case of a director, a circumstance under which the director would be liable under the FBCA for an unlawful distribution. Our amended bylaws do not provide for the indemnification of our current and former directors and officers, thus the only right of indemnification that our current and former directors and officers have is a right of indemnification should such director or officer succeed against a claim brought against them because they were a director or officer as set out under FBCA § 607.0852. We have obtained a directors’ and officers’ liability insurance policy covering its current and former directors and officers.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “TOMZ.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

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